Exhibit 99.5

Osler, Hoskin & Harcourt LLP Suite 2700, Brookfield Place 225 - 6th Avenue S.W. Calgary, Alberta, Canada T2P 1N2 403.260.7000 MAIN 406.260.7024 FACSIMILE

Calgary	June 4, 2026

Toronto	TO: TransAlta Corporation TransAlta Place Suite 1400, 1100 1 St SE Calgary, Alberta T2G 1B1
Montréal
Ottawa

Vancouver	Dear Sirs/Mesdames:

New York	TransAlta Corporation (the “Issuer”)

We refer you to the prospectus supplement of the Issuer dated June 4, 2026 (the “Prospectus Supplement”) relating to the offering of common shares of the Issuer under a short form base shelf prospectus of the Issuer dated December 9, 2025, forming part of the Registration Statement on Form F-10 (Registration No. 333-292019) filed by the Issuer with the U.S. Securities and Exchange Commission.

We hereby consent to the references to this firm on the cover page of the Prospectus Supplement and under the headings “Legal Matters”, “Interests of Experts” and “Documents Filed as Part of the Registration Statement” and to the references to and use of our opinions under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Prospectus Supplement.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ Osler, Hoskin & Harcourt LLP